SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CENTURY PROPERTIES FUND XVII

(Name of Subject Company)
CENTURY PROPERTIES FUND XVII

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 12, LLC; MPF Income Fund 24, LLC; MP Value Fund 5, LLC; MPF Flagship Fund 9, LLC; MPF Acquisition Co. 3, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 6,000 units of limited partnership interest (“Units”) of Century Properties Fund XVII, at a price of $325.00 per Unit in cash, less the amount of distributions declared or made between June 20, 2007 and July 26, 2007, the expiration date of the Offerors’ offer, which may be further extended. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of June 20, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”).
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Century Properties Fund XVII, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of June 21, 2007, 75,000 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Fox Partners (the “General Partner”), a California corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $325.00 per Unit, less the amount of distributions declared or made between June 20, 2007 and July 26, 2007, the expiration date of the Offerors’ offer, which may be further extended. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on June 20, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on a general partner of the General Partner, Fox Capital Management Corporation (the “Managing General Partner”), and its affiliates for the management and administration of all partnership activities. The Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership’s properties, as compensation for providing property management services. The Partnership paid to such affiliates approximately $152,000 and $184,000 during the three months ended March 31, 2007 and 2006, respectively, and approximately $624,000 and $673,000 for the years ended December 31, 2006 and 2005 respectively.
     An affiliate of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $74,000 and $108,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $365,000 and $505,000 for the years ended December 31, 2006 and 2005, respectively. A portion of these reimbursements are for construction management services provided by an affiliate of the Managing General Partner in the amount of approximately $27,000 and $61,000 for the three months ended March 31, 2007 and 2006 respectively, and approximately $167,000 and $312,000 for the year ended December 31, 2006 and 2005, respectively.
     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. No such fees were earned or paid during three months ended March 31, 2007 and 2006 or the years ended December 31, 2006 or 2005, as there were no distributions from operations during those periods.
     An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. During the year ended December 31, 2006, an affiliate of the Managing General Partner exceeded this credit limit and advanced the Partnership approximately $325,000 to fund the redevelopment project at The Village in the Woods Apartments and approximately $542,000 to fund operating expenses and capital improvements at four of the Partnership’s investment properties. During the year ended December 31, 2005, an affiliate of the Managing General Partner advanced approximately $609,000 and $3,409,000 to fund the redevelopment projects at Peakview Place Apartments and The Village in the Woods Apartments, respectively, and approximately $2,087,000 to fund property taxes, capital improvements and operating expenses at all of the Partnership’s investment properties. During the year ended December 31, 2006, the Partnership made payments of approximately $8,090,000 on the advances and approximately $1,231,000 in accrued interest, from proceeds from the sale of one of the Partnership’s investment property, Cooper’s Pond Apartments. There were no such payments made during the three months ended March 31, 2007 or the year ended December 31, 2005. The redevelopment advances to The Village in the Woods Apartments accrue interest at 10% and all other advances accrue interest at prime plus 2% (10.25% at March 31, 2007) and interest expense amounted to approximately

$87,000 and $275,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $542,000 and $665,000 for the years ended December 31, 2006 and 2005, respectively. Total advances and accrued interest of approximately $3,479,000 remain unpaid at March 31, 2007.
     The Partnership insures the Property up to certain limits through coverage provided by an affiliate, Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability, and vehicle liability. The Partnership insures the Property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $376,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $363,000 and $213,000 for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005, respectively.
     In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 51,859 Units in the Partnership representing 69.15% of the outstanding Units at March 31, 2007. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 69.15% of the outstanding Units, AIMCO and its affiliates are in a position to influence all voting decisions with respect to the Partnership. However, DeForest Ventures I L.P., from whom AIMCO, through its merger with Insignia Financial Group, Inc., acquired 25,833.5 (approximately 34.45%) of its Units, had agreed for the benefit of third party unitholders, that it would vote such Units: (i) against any increase in compensation payable to the general partner and (ii) on all other matters submitted by it or its affiliates, in proportion to the votes cast by third party unit holders. Except for the foregoing, no other limitations are imposed on AIMCO and its affiliates right to vote each Unit held. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, Fox Capital Management Corporation, the managing general partner of the Managing General Partner owes fiduciary duties to both the Managing General Partner and AIMCO as the sole stockholder of Fox Capital Management Corporation, its managing general partner.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 29, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of June 29, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated June 29, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2007

CENTURY PROPERTIES FUND XVII

By:	Fox Partners,
Managing General Partner

	By:	Fox Capital Management Corporation,
Its Managing General Partner

		By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President